UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2012

VUANCE LTD.
(Translation of Registrant’s name into English)

Nolton House
14, Shenkar Street,
Hertzliya Pituach,
Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On  December 26, 2012, Vuance Ltd. (the " Registrant ") issued the press release which is filed as Exhibit 1 to this Report on Form 6-K. This report on Form 6-K is incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vuance Ltd. (formerly, SuperCom Ltd.)
By: /s/ Arie Trabelsi
Name: Arie Trabelsi
Title: Chief Executive Officer

Date: December 26, 2012

FOR IMMEDIATE RELEASE

VUANCE Reports Record profit for 3Q and First Nine Months 2012

Herzliya, Israel – December 26, 2012 – VUANCE Ltd. (VUNCF), a leading provider of Wireless Identification, e-ID and Security Solutions, completed its unaudited condensed financial statements for the three and nine month periods ended September 30, 2012

Financial Highlights for the Three Months Periods Ended September 30, 2012

•	Gross profit increased to $1.3 million, compared to $1.2 million for the same period in 2011.

•	Gross profit margin was 73% compared to 62% in the same period in2011.

•	Operating expenses decreased to $769,000, compared to $1,169,000 for the same period in 2011.

•	Operating income increased to $528,000, compared to $38,000 for the same period in 2011.

•	Operating Margin increased to 30%, compared to 2% for the same period in 2011.

•	Net income increased to $510,000, compared to a net loss of $230,000 in the same period in 2011.

 “This was a quarter of progress for Vuance, as we refocused the enterprise on our core competencies while continue to increase profitability,” commented Arie Trabelsi, CEO of Vuance. “We are fortunate to have built a team of experts in National e-ID and RFID and information systems. This talented team is driving Vuance forward with leading edge solutions on every front"

Financial Highlights for the Nine Months Period Ended September 30, 2012

•	Revenues decreased 4% to $5.73 million compared to $5.98 million in the same period in 2011.

•	Gross profit increased to $4.1 million, compared to $3.5 million for the same period in 2011,

•	Gross profit margin increased to 72%, compared to 58% in the same period in 2011.

•	Operating expenses decreased to $2.68 million, compared to $3.47 million for the same period in 2011.

•	Operating income increased to $1,426,000, compared to $4,000 for the same period in 2011.

•	Net income increased to $3,268,000, compared to a net income of $16,000 in the same period in 2011.

•	Net Income increased to $0.15 per basic share, compared to $0.00 per basic share in the same period in 2011.

“The strong and steady profitability, approaching 25% Operating Margin, was a key milestone for Vuance,” Mr. Trabelsi added. “In comparison to last year, during the third quarter, we successfully expanded our gross profit margin and significantly reduced our operating expenses by implementing our restructuring plan. This effort positions us well to complete our financial strengthen process, putting us on the right path to achieve our business goals to become a global key player in the rapidly growing RFID and e-ID arena. We are optimistic of our ability to build on this progress within two of the most dynamic industries in the world, as we focus on delivering value for our customers, employees and shareholders.”

Safe Harbor

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements arising from the annual audit by management and the Company’s independent auditors. The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.

The reported unaudited condensed financial statements are in accordance with generally accepted accounting principles, or GAAP.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is completed on our year-end financial statements, which could result in significant differences from this unaudited financial information.  The Company expects to publish its full 2012 audited financial results, together with the filing of its annual report on Form 20-F with the Securities and Exchange Commission, in April 2013.

(TABLES TO FOLLOW)

VUANCE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	Sep-30	Sep-30	Dec-31
	2012	2011	2011
	Unaudited		Audited
	U.S. dollars in thousands (except per share data)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	67	161	215
Trade receivables, net	738	891	1,542
Other accounts receivable and prepaid expenses	70	236	105
Inventories, net	310	301	269
Total current assets	1,185	1,589	2,131

SEVERANCE PAY FUND	219	208	228

PROPERTY AND EQUIPMENT, NET	84	94	96

Total assets	1,488	1,891	2,455

VUANCE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	Sep-30	Sep-30	Dec-31
	2012	2011	2011
	Unaudited		Audited
	U.S. dollars in thousands (except per share data)

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	101	101	112
Trade payables	1,015	1,918	2,439
Employees and payroll accruals	86	106	139
advances from customers	-	628	-
Accrued expenses and other liabilities	1,030	1,417	2,164
Convertible bonds	-	2,967	2,519
Short-term loan and others	-	1,960	456
Total current liabilities	2,232	9,097	7,829

LONG-TERM LIABILITIES:
Accrued severance pay	221	227	227
Total long-term liabilities	221	227	227

SHAREHOLDERS' EQUITY(DEFICIT):
Ordinary shares	558	192	192
Additional paid-in capital	43,535	41,703	41,713
Amount of liability extinguished on account of shares	-	-	819
Accumulated deficit	(45,058)	(49,328)	(48,325)
Total shareholders' deficit	(965)	(7,433)	(5,601)

Total Liabilities and Shareholders' Equity	1,488	1,891	2,455

VUANCE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	9 months ended		3 months ended		year ended
	Sep-30		Sep-30		Dec-31
	2012	2011	2012	2011	2011
	Unaudited		Unaudited		Audited
	U.S. dollars in thousands, except share data

REVENUES	5,726	5,980	1,786	1,942	7,922
COST OF REVENUES	1,621	2,506	489	735	3,306

GROSS PROFIT	4,105	3,474	1,297	1,207	4,616

OPERATING EXPENSES:
Research and development	215	372	73	92	462
Selling and marketing	1,987	2,621	523	907	3,505
General and administrative	664	621	173	170	732
Other (income) expense	(187)	(144)	-	-	(137)
Total operating expenses	2,679	3,470	769	1,169	4,562

OPERATING INCOME	1,426	4	528	38	54

FINANCIAL (EXPENSES) INCOME , NET	1,860	35	(13)	(259)	990

INCOME (LOSS) BEFORE INCOME TAX	3,286	39	515	(221)	1,044

INCOME TAX	(18)	(23)	(5)	(9)	(25)

NET INCOME (LOSS)	3,268	16	510	(230)	1,019

INCOME (LOSS) PER SHARE :
Basic	0.15	0.00	0.01	(0.02)	0.11
Diluted	0.12	0.00	0.01	(0.02)	0.09

Weighted average number of ordinary shares used in computing basic income (loss) per share	22,265,685	9,280,432	35,714,828	9,807,753	9,126,327

Weighted average number of ordinary shares used in computing diluted income (loss) per share	26,299,289	10,311,720	40,491,568	9,807,753	11,710,254

P.O.BOX 12190, 14 SHENKAR ST. HERZLIYA 46725 ISRAEL Tel: +972-9-8890800, Fax: +972-9-889-0820